SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Ogilvy & Mather Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

27 Farm Street

London, United Kingdom, W1J5RJ

OGILVY & MATHER SAVINGS AND INVESTMENT PLAN

*	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Ogilvy & Mather Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Ogilvy & Mather Savings and Investment Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of Form 5500, Schedule H, Part IV, line 4i - Schedule of Assets (Held at End of Year) - December 31, 2014 and Form 5500, Schedule H, Part IV, line 4a - Schedule of Delinquent Participant Contributions For the Year Ended December 31, 2014, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompany schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/S/ BENCIVENGA WARD & COMPANY, CPA’S, P.C.

Valhalla, New York
June 29, 2015

OGILVY & MATHER SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS
Investments, at fair value	$252,164,892	$249,969,619

Receivables:
Employer contributions	20,298	—
Participant contributions	508,440	554,960
Notes receivable from participants	2,613,223	2,748,164

Total receivables	3,141,961	3,303,124

Total assets	255,306,853	253,272,743

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	255,306,853	253,272,743
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(554,140)	(420,791)

NET ASSETS AVAILABLE FOR BENEFITS	$254,752,713	$252,851,952

See accompanying notes to the financial statements.

OGILVY & MATHER SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014

ADDITIONS:
Net Investment Income:
Net appreciation in fair value of investments	$2,036,898
Interest and dividend income	12,101,045

Net investment income	14,137,943

Interest income on notes receivable from participants	101,510

Contributions:
Employer contributions	62,556
Participant contributions	16,504,244
Rollover contributions	898,654

Total contributions	17,465,454

Total additions	31,704,907

DEDUCTIONS:
Benefits paid to participants	25,229,088
Net asset transfers out	4,456,109
Administrative expenses	118,949

Total deductions	29,804,146

INCREASE IN NET ASSETS	1,900,761

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	252,851,952

End of year	$254,752,713

See accompanying notes to the financial statements.

OGILVY & MATHER SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

1.	DESCRIPTION OF THE PLAN

The following description of the Ogilvy & Mather Savings and Investment Plan (the “Plan”), as amended and restated effective January 1, 2011, is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Effective July 1, 2014, the Plan name was changed from the Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan to the Ogilvy & Mather Savings and Investment Plan.

General

The Plan is a defined contribution plan sponsored by The Ogilvy Group, LLC (the “Company”), a wholly-owned subsidiary of WPP plc. The Plan covers all full-time, part-time and eligible temporary employees of The Ogilvy Group, LLC, A. Eicoff & Company, Inc., Ogilvy Public Relations Worldwide Inc., Soho Square Public Relations, Inc., Feinstein Kean Healthcare, Soho Square, Inc., Ogilvy Action, LLC, and Effective UI, Inc. (collectively the “Companies”).

Mercer HR Services, LLC, is the Recordkeeper and Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Retirement Plan Committee, which was established by the Board of Directors of the Company to serve in such capacity.

Contributions/Eligibility

Deferred Contributions

Participants may elect to make 401(k) contributions in an amount from 1% to 50% of their eligible compensation in any calendar year. These contributions constitute salary reductions and are subject to tax deferral under the Internal Revenue Code (“IRC”). In addition, participants may make Roth elective deferrals to their account. Participants direct the investment of their contributions into various investment options offered by the Plan.

Eligible employees hired on or after April 1, 2013 are automatically enrolled in the Plan at a deferral rate of 4% of their eligible compensation, unless the employee elects prior to his or her date of Plan participation either not to defer compensation or to defer a larger or smaller percentage of compensation. Such election must be made in writing or via telephone or internet access to the Company’s Benefits Department. An employee who is automatically enrolled in the Plan on or after July 1, 2014, and who has not opted out of contributing by their one year anniversary of their auto-enrollment date, will have his or her salary reduction contribution percentage escalated once, by 1%.

For Plan years 2014 and 2013, eligible compensation is limited to $260,000 and $255,000, respectively. The maximum 401(k) contribution as established by the Internal Revenue Service (“IRS”) for the year ended December 31, 2014 was $17,500.

Catch-up Contributions

In addition, participants who have attained the age of 50 before the close of the Plan year, may make catch-up contributions in accordance with the IRC. The maximum amount of catch-up contributions for the year ended December 31, 2014 was $5,500.

OGILVY & MATHER SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

1.	DESCRIPTION OF THE PLAN - (continued)

All employees are eligible to participate in the Plan, except employees who are: (a) covered by collective bargaining agreements, unless otherwise stipulated in such collective bargaining agreements, (b) non-resident aliens, (c) leased employees or independent contractors and, (d) experiential field employees. Effective July 1, 2014, employees who are determined to be temporary, part-time or contingent employees are eligible to participate on the first day of the month coinciding with, or next following, the completion of one year of service, as defined in the Plan. All other employees are eligible to participate on the first day of the month coinciding with, or next, following the ninety day anniversary of the employee’s employment commencement date, as defined.

Employer Contributions

Effective July 1, 2014, eligible employees of the Companies (other than Effective UI, Inc.) who are hired on or after July 1, 2014, or employees who are rehired or transferred to a company on or after July 1, 2014 and who are not eligible to accrue a benefit under the Ogilvy & Mather Account Balance Defined Benefit Pension Plan, are entitled to an employer matching contribution and an annual true-up matching contribution. This matching contribution is equal to the first 5% of the participant’s compensation that is deferred into the Plan for each payroll period. The annual true-up employer matching contribution will be credited to those participants who did not receive an employer matching contribution in the amount of 100% of the first 5% of compensation contributed during the Plan year. Catch-up contributions are not eligible for matching contributions. Employer contributions to the Plan for those eligible employees hired prior to July 1, 2014 are made at the discretion of the management of the Companies.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the allocation of employer contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan offers a number of mutual funds, a collective trust fund and the WPP Stock Fund, which invests in American Depositary Shares of WPP plc (“WPP plc ADSs”).

OGILVY & MATHER SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

1.	DESCRIPTION OF THE PLAN - (continued)

Vesting

Prior to July 1, 2014, all participants, other than those transferred from the OPR 401(k) Plan (“OPR Participants”), are fully vested in their accounts at all times. Elective employee 401(k) contributions and earnings thereon are always fully vested. Participants are also fully vested in their Roth elective deferrals.

OPR Participants, whose accounts include prior employer contributions that were transferred into the Plan, vest in those contributions as follows:

Years of Vesting Service	Vested Percentage
1 but less than 2	0
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 or more	100%
On or after 65th birthday, disabled or death	100%

Participants hired after July 1, 2014 are vested in their employer matching contributions subject to a 3 year cliff vesting schedule.

Forfeited Accounts

At December 31, 2014 and 2013, forfeited non-vested accounts totaled $169,300 and $191,075, respectively. These amounts will be used to reduce future employer contributions or pay administrative expenses under the Plan. During 2014, no forfeiture amounts were used for these purposes.

Notes Receivable from Participants

Eligible employees can request a Plan loan. Only two personal loans and one residential loan can be outstanding at any time. Participants may borrow from their account amounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, but not less than $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Retirement Plan Committee. Loan repayment terms are generally five and fifteen years for personal and residential loans, respectively. Principal and interest are paid ratably through payroll deductions.

Upon termination of employment, a participant can: (a) pay-off the entire outstanding loan balance, (b) transfer the loan to a successor employer qualified retirement plan as part of an eligible rollover distribution, or (c) elect to continue repayment in a form or manner determined by the Retirement Plan Committee, subject to the provisions of the Plan. An eligible employee, who takes an approved unpaid leave of absence, as defined in the Plan, may discontinue payments on the loan for a period of absence up to 12 months. Upon a return to employment, the eligible employee must repay the missed payments within the original loan term. At December 31, 2014, interest rates ranged from 3.50% to 9.25% for outstanding loans.

OGILVY & MATHER SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

1.	DESCRIPTION OF THE PLAN - (continued)

Payment of Benefits

Plan participants or beneficiaries, including domestic partners, are eligible to receive a benefit payment equal to their vested account balance upon termination of employment, retirement, or death, as stipulated in the Plan document. Benefits are paid in a single lump-sum payment, subject to certain restrictions as defined in the Plan. All distributions under the Plan are made in cash, except to the extent that the participant has an investment in the WPP Stock Fund and elects to have such portion of the participant’s account distributed in WPP plc ADSs held in the WPP Stock Fund. The Plan was amended in 2004 to allow for in-service age 59 1⁄2 withdrawals and in-service rollover withdrawals.

The Retirement Plan Committee may permit an eligible employee, as defined in the Plan, to withdraw all or a portion of a participant’s account balance upon the next valuation date upon hardship subject to certain provisions in the Plan. Hardships are defined in the Plan document as certain medical expenses, purchase of a primary residence, payment of certain tuition and education fees, and to prevent eviction from a participant’s primary residence. Hardships also include certain payments for burial and funeral expenses and damages to a principal residence, as defined by the IRC. A participant receiving a hardship withdrawal may not make employee contributions to any plans maintained by the Company or any affiliate for a period of six months.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 and 2013.

OGILVY & MATHER SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation/depreciation of fair value of investments.

Subsequent Events

The Plan’s management has evaluated subsequent events through June 29, 2015, the date the financial statements were available to be issued, and no additional disclosures were required.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820 are described as follows: Level 1 inputs consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access; Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or other inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. Level 3 inputs are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

OGILVY & MATHER SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

3.	FAIR VALUE MEASUREMENTS - (continued)

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Level 1

The fair value of the WPP Stock Fund is based on quoted net asset values (“NAV”) of the shares held by the Plan at year-end. The mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Level 2

The Putnam Stable Value Fund (the “Fund”) is a common collective trust that invests primarily in traditional, security-backed, and synthetic guaranteed investment contracts. The Fund may also invest in high-quality money market instruments or other short-term investments. The Fund is valued at the NAV as provided by the trustee, which is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the Fund less its liabilities. This practical expedient is not used when it is determined to be probable that the Fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchase and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013.

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced funds	$24,596,964	$—	$—	$24,596,964
Bond fund	13,055,170	—	—	13,055,170
Growth funds	63,413,693	—	—	63,413,693
Index funds	21,818,575	—	—	21,818,575
International funds	20,906,510	—	—	20,906,510
Target funds	69,712,593	—	—	69,712,593
Cash	6,825	—	—	6,825
Common collective trust	—	29,982,636	—	29,982,636
WPP Stock Fund	8,671,926	—	—	8,671,926

Total assets at fair value	$222,182,256	$29,982,636	$—	$252,164,892

OGILVY & MATHER SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

3.	FAIR VALUE MEASUREMENTS - (continued)

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced funds	$22,483,116	$—	$—	$22,483,116
Bond funds	14,554,205	—	—	14,554,205
Growth funds	64,474,356	—	—	64,474,356
Index funds	18,756,579	—	—	18,756,579
International funds	22,353,921	—	—	22,353,921
Target funds	64,457,184	—	—	64,457,184
Cash	9,780	—	—	9,780
Common collective trust	—	32,542,155	—	32,542,155
WPP Stock Fund	10,338,323	—	—	10,338,323

Total assets at fair value	$217,427,464	$32,542,155	$—	$249,969,619

4.	INVESTMENT IN COLLECTIVE TRUST

The Plan invests in the Putnam Stable Value Fund, which includes fully benefit-responsive investments stated at fair value. Contract value is equal to principal balance plus accrued interest. There are no reserves against contract value for credit risk of the contract issuer or otherwise. There are no unfunded commitments and the redemption frequency is daily. The redemption notice period of the Fund is twelve months, which provides for Plan redemptions at contract value, subject to the provisions of the Fund. The average yield and crediting interest rates for the Fund were 1.93% and 2.03%, respectively, for 2014, and 1.94% and 1.86%, respectively for 2013. The crediting interest rate is based on a formula agreed upon with the issuer.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator believes that any events that would limit the Plan’s ability to transact at contract value with participants are probable of not occurring.

OGILVY & MATHER SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

5.	INVESTMENTS

The following presents Plan investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013:

Description of Investment	2014	2013
Mainstay Large Cap Growth Fund	$30,038,718	$28,631,186
Putnam Stable Value Fund	29,982,636	32,542,155
Vanguard Institutional Index Fund	19,254,827	17,316,334
Royce Pennsylvania Mutual Fund	15,988,291	17,408,751
T. Rowe Price Retirement 2040 Fund	13,283,672	*
Vanguard Total Bond Market Index Fund	13,055,170	*
PIMCO Total Return Fund	*	13,838,170
Capital World Growth and Income Fund	*	12,736,002

*	This investment did not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2014 or 2013.

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,036,898 as follows:

Investment Category
Mutual funds	$2,973,733
WPP Stock Fund	(936,835)

Net appreciation in fair value of investments	$2,036,898

6.	TAX STATUS

The IRS has determined and informed the Company by a letter dated December 9, 2009, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

OGILVY & MATHER SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

7.	PARTY-IN-INTEREST TRANSACTIONS

The Plan provides participants the option to invest in the WPP Stock Fund, a party-in-interest. At December 31, 2014 the Plan held 83,304 WPP plc ADSs in the WPP Stock Fund, valued at $8,671,926, and at December 31, 2013 the Plan held 90,008 WPP Group plc ADSs in the WPP Stock Fund valued at $10,338,323.

These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

8.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

9.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10.	NET ASSET TRANSFERS

During 2014, net assets of $4,456,109, representing certain participant account balances, were transferred out of the Plan to the Savings & Investment Plan, a tax-qualified retirement plan sponsored by an affiliate of the Plan sponsor.

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014, and 2013, to the IRS Form 5500:

	2014	2013
Net assets available for benefits per financial statements	$254,752,713	$252,851,952
Deemed loans	(184,737)	(220,022)

Net assets available for benefits per IRS Form 5500	$254,567,976	$252,631,930

*****

EIN: 13-2555496 PN: 001	OGILVY & MATHER SAVINGS AND INVESTMENT PLAN

Form 5500, Schedule H, Part IV, line 4i -

Schedule of Assets (Held at End of Year)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common Collective Trust:
	Putnam Stable Value Fund	Common Collective Trust	**	$29,982,636

	Mutual Funds:
	Capital World Growth and Income Fund	Mutual Fund	**	12,043,241
	Fidelity Contra Fund	Mutual Fund	**	9,717,315
	Harbor International Fund	Mutual Fund	**	7,578,447
	JP Morgan Mid Cap Value Fund	Mutual Fund	**	12,266,977
	Mainstay Large Cap Growth Fund	Mutual Fund	**	30,038,718
	MFS Value Fund	Mutual Fund	**	12,329,987
	Victory Munder Mid Cap Core Growth Fund	Mutual Fund	**	7,669,369
	Royce Pennsylvania Mutual Fund	Mutual Fund	**	15,988,291
	T. Rowe Price Retirement 2005 Fund	Mutual Fund	**	771,305
	T. Rowe Price Retirement 2010 Fund	Mutual Fund	**	738,935
	T. Rowe Price Retirement 2015 Fund	Mutual Fund	**	3,238,998
	T. Rowe Price Retirement 2020 Fund	Mutual Fund	**	6,495,400
	T. Rowe Price Retirement 2025 Fund	Mutual Fund	**	7,878,297
	T. Rowe Price Retirement 2030 Fund	Mutual Fund	**	9,172,980
	T. Rowe Price Retirement 2035 Fund	Mutual Fund	**	11,043,837
	T. Rowe Price Retirement 2040 Fund	Mutual Fund	**	13,283,672
	T. Rowe Price Retirement 2045 Fund	Mutual Fund	**	8,373,699
	T. Rowe Price Retirement 2050 Fund	Mutual Fund	**	5,621,614
	T. Rowe Price Retirement 2055 Fund	Mutual Fund	**	2,259,563
	T. Rowe Price Retirement Balanced Fund	Mutual Fund	**	834,292
	Vanguard Extended Market Index Fund	Mutual Fund	**	2,563,748
	Vanguard Institutional Index Fund	Mutual Fund	**	19,254,827
	Vanguard Total Bond Market Index Fund	Mutual Fund	**	13,055,170
	Vanguard Total Intl Stk Index Fund	Mutual Fund	**	1,284,823

	Total mutual funds			213,503,505

	Cash	Cash		6,825

	WPP Stock Fund:
*	WPP plc	American Depositary Shares	**	8,671,926

	Total Investments			252,164,892
	Notes receivable from participants	Interest rates from 3.50% - 9.25% maturing through November 2029.		2,613,223

	Total Assets Held at End of Year			$254,778,115

*	Permitted party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included above.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN: 13-2555496 PN: 001	OGILVY & MATHER SAVINGS AND INVESTMENT PLAN

Form 5500, Schedule H, Part IV, line 4a -

Schedule of Delinquent Participant Contributions

For the Year Ended December 31, 2014

Total that Constitutes Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Late Participant Loan
Repayments are included	$—	$4,678,240	$—	$—

The item listed above refers to certain participant contributions that were deposited to the Plan in a delayed manner, caused by an inadvertent administrative error. These contributions have been deposited to the Plan. The Company will make all necessary earnings adjustments to the affected participant accounts.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OGILVY & MATHER SAVINGS AND INVESTMENT PLAN

Date: June 29, 2015	By:	/s/ Gerri Stone
	Name:	Gerri Stone
	Title:	Senior Partner, Director of Benefits NA

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm